

September 9, 2022

Long Chen
Chief Executive Officer
ZKH Group Limited
7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
Minhang District, Shanghai 201106
People's Republic of China

      Re: ZKH Group Limited
          Amendment No. 3 to Draft Registration Statement on Form F-1
          Submitted August 25, 2022
          CIK No. 0001862044

Dear Mr. Chen:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 25, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 102

1.   We have reviewed your response to comment 2 noting it does not appear to address our comment, therefore it is being reissued. We note from your response that you define GMV as a key operating metric, however it appears that this measure is presenting revenue from the marketplace model on a gross basis even though sales under this model are recorded on a net basis under U.S. GAAP. It appears that this measure attempts to substitute an individually tailored revenue recognition and measurement method for those under U.S. GAAP. Please tell us how you determined that this measure does not

violate Rule 100(b) of Regulation G.

Liquidity and Capital Resources, page 102

2. To the extent material, please expand your disclosure to include a discussion of interest rates and their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

General

3. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

   You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Brian V. Breheny, Esq.